

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2010

Theodore D. Zucconi, Ph.D.
Chief Executive Officer and President
Pro-Pharmaceuticals, Inc.
7 Wells Avenue
Newton, Massachusetts 02459

> **Re:** **Pro-Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 17, 2010**
> **File No. 333-169463**

Dear Dr. Zucconi:

We have reviewed your October 5, 2010 response to our September 27, 2010 comment letter and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1. Please amend your registration statement to disclose the information you provided in response to our prior comments 2 through 9. With respect to our prior comment 7, we believe the information you provided in the three bullet points should be disclosed in the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Sebastian Gomez Abero at (202) 551-3578 or Daniel Greenspan at (202) 551-3623 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director